EXHIBIT 99.9

Press Release

U.S.: Total, Borealis and NOVA Chemicals sign

definitive agreements to form

a joint venture in petrochemicals

Paris/Vienna/Calgary, February 19, 2018 – Total S.A. (“Total”), Borealis AG (“Borealis”) and NOVA Chemicals Corporation (“NOVA Chemicals”) today announced that affiliates of the three companies have signed definitive agreements to form a joint venture in petrochemicals on the U.S. Gulf Coast.

The joint venture – in which Total will own 50% and Novealis Holdings LLC, a joint venture between Borealis and NOVA Chemicals, will own the remaining 50% – will commence subject to customary closing conditions, including receipt of regulatory approvals.

The joint venture will include:

•	the under-construction 1 Mt/y (2.2 b lb) ethane steam cracker in Port Arthur, Texas
•	Total’s existing polyethylene 400 kt/y (880 m lb) facility in Bayport, Texas
•	a new 625 kt/y (1.35 b lb) Borstar ® polyethylene unit at Total’s Bayport, Texas, site, following a decision on the outcome of an acceptable EPC contract

As announced in March 2017, the new $1.7 billion ethane steam cracker is being built alongside Total’s Port Arthur refinery and Total/BASF existing steam cracker. The project, which is scheduled to start up in 2020, will create around 1,500 jobs during peak engineering and construction activity.

“This agreement is a key milestone for this integrated petrochemicals project. This joint venture is aligned with Total’s strategy to strengthen our position by taking advantage of low-cost U.S. gas,” said Bernard Pinatel, President, Refining & Chemicals, Total. “We look forward to working with Borealis and NOVA Chemicals to create world-class facilities and become a major player in the growing U.S. and global market for polyethylene.”

“The JV with Total and NOVA Chemicals is a key project in advancing our global growth. Not only are we convinced of the excellent cost-economics of this integrated brownfield investment project, but we are also excited to bring our unique product grades based on our Borstar technology to the North American market,” said Borealis CEO Mark Garrett.

“A key component of NOVA Chemicals’ growth strategy is to expand beyond our traditionally Canadian footprint by extending our presence in the U.S. Gulf Coast,” stated NOVA Chemicals CEO, Todd Karran. “Partnering with Total and Borealis will allow us to better serve our customers throughout the Americas by delivering a broader slate of products that help make everyday life healthier, easier and safer.”

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. www.total.com

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals and plastic resins that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is wholly-owned, ultimately by Mubadala Investment Company of the Emirate of Abu Dhabi, United Arab Emirates.

About Borealis

Borealis is a leading provider of innovative solutions in the fields of polyolefins, base chemicals and fertilizers. With its head office in Vienna, Austria, the company currently has around 6,600 employees and operates in over 120 countries. Borealis generated EUR 7.5 billion in sales revenue and a net profit of EUR 1,095 million in 2017. Mubadala, through its holding company, owns 64% of the company, with the remaining 36% belonging to Austria-based OMV, an integrated, international oil and gas company. Borealis provides services and products to customers around the world in collaboration with Borouge, a joint venture with the Abu Dhabi National Oil Company (ADNOC). www.borealisgroup.com

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For further information please contact:

Total

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Borealis

Patrick Laureys, Senior External Communications Manager l +43 1 22 400 726 (Vienna, Austria) l patrick.laureys@borealisgroup.com

NOVA Chemicals

Media Relations: Mark Horner, Director, Corporate Communications l mark.horner@novachem.com

Investors Relations: Patty Masry, Leader, External Financial Reporting l patty.masry@novachem.com

NOVA Chemicals’ logo is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

Borstar is a registered trademark of the Borealis Group.

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This press release may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A., Borealis AG and NOVA Chemicals Corporation nor any of their respective subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.